VIA EDGAR

December 9, 2011

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iPass Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 000-50327

Dear Ms. Collins:

On behalf of iPass Inc. (“iPass” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2011, with respect to iPass’ Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

FILING/SECTION:

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations

General

STAFF COMMENT #1

Please clarify whether the deferred revenue balance included in your balance sheet reflects the total amount due for the entire term of your arrangements (net of revenues already recognized). In this regard, tell us if you have considered disclosing the nature and origin of deferred revenue balances in MD&A. Also, to the extent that your arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company’s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

COMPANY RESPONSE:

We respectfully advise the Staff that our deferred revenue included in our balance sheet does not reflect the total amount due for the entire term of our arrangements.

Insofar as our consideration of disclosing the nature and origin of deferred revenue balances in the MD&A, we submit to the staff that the significant majority of our deferred revenue in our balance sheet as of December 31, 2010 relates to our Managed Network Services (“MNS”) business segment and the nature and origin of this deferred revenue is disclosed in the MD&A of our 2010 Form 10-K under our critical accounting policy for “Revenue Recognition” on page 30 as follows:

MNS contracts are monthly flat fee contracts bundled with certain other upfront fees such as, one-time non-recurring fees, which include equipment fees, installation, management set up, and shipping fees. The monthly flat usage fee is recognized on a monthly basis, while other fees are recognized ratably over the estimated life of the end point.

Historically, we have not discussed or disclosed the nature and origin of our deferred revenue balance related to our other business segment, Enterprise Mobility Services (“EMS”), as it is not significant.

Insofar as our consideration of disclosing the total amount of the Company’s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K, we advise the Staff that both our EMS and MNS customer contracts typically provide for an early termination option which may be exercised by the customer for a fee; although early terminations do not occur frequently, we consider our customer contracts as cancellable and as such, we do not believe that these contracts constitute “firm orders” within the meaning of Item 101(c)(1)(viii) and accordingly we have not disclosed backlog in our filings.

We also advise the Staff that we do not calculate or monitor any form of backlog within the meaning of Item 101(c)(1)(viii). We do not manage or forecast our business with such a metric and it is not a metric that we communicate to our investors.

Results of Operations

Provision for Income Taxes, page 38

STAFF COMMENT #2

It appears that “foreign taxes” had a significant impact on your effective tax rate in fiscal 2010. We further note that substantially all of the foreign earnings were generated by subsidiaries in India and the U.K. Tell us your consideration to include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Also, tell us how you considered providing disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where the statutory tax rates differ from that of the U.S. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

COMPANY RESPONSE:

We respectfully advise the Staff that all of our worldwide customers are contracted with our U.S. parent company entity and therefore, all of our worldwide revenues are recognized in the United States. Our sales support and marketing is undertaken by a global salesforce in regional account teams around the world, including North America, the United Kingdom and other countries throughout Europe, Australia and Asia. In addition, the Company’s subsidiary in India provides software and other technical development services for the U.S. parent company.

The Company’s foreign subsidiaries are compensated based on the nature of services performed by those entities (e.g., sales support and marketing or technical development) and as such, are not compensated based on the amount of revenues derived by the U.S. parent company from our customers. Correspondingly, our foreign taxes are derived on income from services provided by our foreign subsidiaries to the U.S. parent company and are not sensitive to the Company’s results of operations.

We do not currently foresee or anticipate any material changes in our scope of operations in the UK and India. This is supported by the fact that income from foreign operations has been relatively consistent over the past 3 years and approximated $2.1 million in 2010, $1.5 million in 2009 and $1.9 million in 2008 as disclosed in Footnote 10 of the consolidated financial statements. Further, the U.S. domestic operations have had significant tax losses which results in only minimal U.S. federal and state income taxes. As such, foreign taxes are not significantly impacted by the results of operations.

We advise the Staff that since the effective foreign tax rate is not based on the results of our operations but rather is based on the tax consequences of services provided by our foreign subsidiaries to the U.S. parent company, we do not believe that a discussion about the impact of potential changes in our foreign subsidiaries’ operations on our results of operations is material or is relevant information necessary to understanding the results of our operations, risks and/or exposures.

Liquidity and Capital Resources, page 38

STAFF COMMENT #3

We note your discussion on page 53 regarding the $10.1 million of undistributed earnings of your foreign subsidiaries that you consider to be permanently reinvested and for which no taxes have been provided. Please tell us the amount of cash, cash equivalents and investments that is currently held outside of the United States, Also, tell us your consideration to disclose such amounts and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

COMPANY RESPONSE:

We respectfully advise the Staff that as of December 31, 2010, the Company had approximately $30.7 million of cash and cash equivalents of which $2.5 million was held outside of the United States by foreign subsidiaries of the Company.

The Company’s undistributed earnings from our foreign subsidiaries are intended to be invested indefinitely in those jurisdictions where the undistributed earnings were earned.

We advise the Staff that we have not previously disclosed the potential tax impact to liquidity associated with the repatriation of undistributed earnings of our foreign subsidiaries because we have no intention of distributing any of our cumulative earnings to the parent company in the U.S. and as such, there would be no tax impact. We also advise the Staff that we have not previously disclosed the amount of cash and cash equivalents held by our foreign subsidiaries given that the amount is not significant.

Nonetheless, we will disclose in future filings the significance of cash and cash equivalents held outside the United States by foreign subsidiaries of the Company and our intent to permanently reinvest these funds outside the U.S. Below is an illustration of the disclosure that we currently anticipate including in the MD&A of our next Form 10-K under the Liquidity and Capital Resources section:

The amount of cash and cash equivalents held by foreign subsidiaries of the company as of December 31, 2011 and 2010 was $xx and $xx, respectively. We currently do not intend to distribute any of our cumulative earnings by our foreign subsidiaries to the parent company in the U.S.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 54

STAFF COMMENT #4

We note that the fees for certain of your arrangements are based on a flat fee. Tell us when you bill for these services (i.e. monthly, quarterly, etc.) and tell us if the amounts billed each period are the same (i.e. are billings ratable) or tell us if amounts billed vary during the contract period. To the extent the terms vary, then explain further the billing terms. Also, tell us if these arrangements are subject to cancellation by either the company or the customer and if so, describe such terms, including your refund policy, if any.

COMPANY RESPONSE:

We respectfully advise the staff that the Company’s flat fee arrangements for usage of our services are billed on a monthly basis. We have two types of flat fee arrangements for usage of our services. The first is a recurring flat fee that is billed at the same dollar amount each month. The second is a recurring usage fee calculated based on a flat fee per user per month, of which the dollar amount billed would differ month-to-month depending on the number of users using our services during a given month. We advise the Staff that we will provide further clarification on the specific nature of our flat fee arrangements in our 2011 Form 10-K.

Our customer arrangements typically provide for an early termination option which may be exercised by the customer for a fee. Our contracts do not allow for refunds and accordingly we do not have a refund policy. This is consistent with our business practice which historically has been that we have not provided refunds to our customers.

STAFF COMMENT #5

Please tell us the typical end point lives over which you recognize the upfront fees received for each of your product groups in the MNS segment and tell us how this compares to a typical contract term.

COMPANY RESPONSE:

We respectfully advise the Staff that revenue and deferred costs in our MNS segment related to up-front fees received for the installation of end points are recognized over the expected period of performance of the end points by product group. The expected period of performance for end points relating to our Branch and Retail product group approximates a 4-year period, and is approximately 18 months for end points relating to our Home Office product group.

We periodically perform a historical analysis that measures the average timeframe of all end points by product group until the endpoints are disconnected. This analysis is then used in assessing the appropriateness of the performance period of the end points that is used for each of the product groups. We will revise the expected performance period if the results of the historical analysis indicate a significant change in the expected period of performance. However, the terms being used to recognize revenue and related deferred cost have been generally consistent for each of the product groups. Due to materiality and other considerations, the maximum period used to recognize revenue and the related deferred costs for the upfront fees associated with end point installations is 48 months. For fiscal year 2010, the amount of revenue and deferred cost recognized for the installation of end points were approximately $2 million each.

Our initial contract term generally ranges between 2 to 4 years for our Branch and Retail product group and approximates 2 years for our Home Office product group. Our contracts also generally include a 1-year auto-renewal period. Historically, substantially all of our customers have auto-renewed.

STAFF COMMENT #6

Please tell us when you adopted the guidance in ASU 2009-13 and 2009-14 and where you included a discussion of such adoption. In this regard, we note from the disclosures in your June 30, 2010 Form 10-Q that the company is “currently evaluating the impact that the adoption of these ASUs will have on its consolidated financial position, results of operations and cash flows, including possible early adoption,” however, we do not see any subsequent disclosures regarding such adoption. In addition, tell us how you considered this guidance in determining whether the upfront fees paid in your MNS contract and platform arrangements qualify for separation.

COMPANY RESPONSE:

We respectfully advise the Staff that we adopted the guidance in ASU 2009-13 and ASU 2009-14 as of January 1, 2011. The adoption of ASU 2009-13 and ASU 2009-14 did not have a significant impact on our consolidated financial position, results of operations and cash flows. Therefore, we did not make any subsequent disclosures regarding such adoption.

The upfront fees included in our MNS revenue arrangements comprise one-time, non-recurring fees which we view as fees necessary to activate the service, the benefit of which our customers would not have received or paid for in absence of our ongoing services provided in relation to the monthly flat usage fee. Accordingly, we account for the up-front fees and monthly service fees as a single element as the services related to the upfront fees do not have stand alone value. As a result, we recognize our MNS revenue arrangements over the estimated life of the endpoint. This accounting treatment did not change as a result of the adoption of the guidance in ASU 2009-13 and ASU 2009-14.

Our platform arrangements include platform services that are billed and revenue is recognized on a monthly basis as the services are performed. Certain start-up support service fees may be billed in advance and revenue is recognized over the term of the contract. We account for the up-front fees and monthly service fees as a single element as the start-up support service fees are not considered to have stand alone value. Start-up support service fees within our platform arrangements that are billed in advance are insignificant at less than 0.2% of total consolidated revenues during fiscal 2010. This accounting treatment did not change as a result of the adoption of the guidance in ASU 2009-13 and ASU 2009-14.

Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 26, 2011)

Certain Relationships and Related Transactions, page 56

STAFF COMMENT #7

You state that there were no transactions in 2010 to which you have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of your directors, former or current executive officers or, to your knowledge, holders of more than 5% of your capital stock had or will have a direct or indirect material interest. This appears to be narrower than the definition of related person contained in Item 404 of Regulation S-K, which also includes nominees for director, and immediate family members and persons (other than a tenant or employee) sharing the household of a director, executive officer, nominee for director, or greater than 5% beneficial owner. See Instruction 1 to Item 404(a) of Regulation S-K. Please tell us whether you have disclosed all transactions, since the beginning of your last fiscal year, or any currently proposed transaction, in which you were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. In addition, please confirm that you will include disclosure consistent with Item 404’s definition of related persons in future filings.

COMPANY RESPONSE:

We respectfully advise the Staff that since the beginning of iPass’ 2010 fiscal year there have been no transactions in which iPass was a participant in which any related person had a direct or indirect material interest that exceeded $120,000. In addition, there are no currently proposed transactions in which iPass is to be a participant and any related person will have a direct or indirect material interest that will exceed $120,000. We confirm that we will include disclosures in our future filings that is consistent with Item 404’s definition of related persons.

* * * *

In addition, iPass acknowledges the following:

•	iPass is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iPass may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to these matters. Please do not hesitate to contact me at (650) 232-4317 or gatoff@ipass.com should you have any questions or require any additional information.

Sincerely,

iPass Inc.

By:	/s/ Steven H. Gatoff
Steven H. Gatoff
Senior Vice President and Chief Financial Officer

cc: Evan L. Kaplan, President and Chief Executive Officer